Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Special Meeting to be held on July 30, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	The shares represented by this instrument of proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority for the above named person to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the instrument of proxy or such other matters which may properly come before the Meeting.

2.	Each shareholder has the right to appoint a person to represent him at the Meeting other than the person specified above. Such right may be exercised by striking out the names of Management’s nominees and inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3.	Each shareholder must sign this instrument of proxy exactly the same as the name which is printed, or appears, on the instrument of proxy. Please date the instrument of proxy. If the shareholder is a corporation, the instrument of proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized.

4.	If the instrument of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5.	If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as his proxy to attend and act at the said Meeting:
(a) the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for;
(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and
(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.

Proxies submitted must be received by 4:30 PM, EDT, on Monday, July 28, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www. computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

30MY14152.E.sedar/000001/000001/i

Appointment of Proxyholder
I/We, being holder(s) of RIO ALTO MINING LIMITED hereby appoint: Klaus Zeitler, or failing him, Alexander Black,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of RIO ALTO MINING LIMITED to be held at the Offices of Davis LLP, Suite 6000, 1 First Canadian Place, Toronto, Ontario, on July 30, 2014 at 4:30 PM EDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Rio Alto Share Issuance Resolution	☐	☐
An ordinary resolution to authorize Rio Alto Mining Limited (“Rio Alto” or the “Company”) to issue such number of common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Sulliden Gold Corporation Ltd. (“Sulliden”), all as more particularly described in the accompanying Management Information Circular.

	For	Against

2. Other Business	☐	☐
To transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

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